Exhibit 99.1

August 11, 2009

SOUTHERN TRUST SECURITIES RESTRUCTURES

INVESTMENT INAR GROWTH FINANCE CORP.

MIAMI, FL -August 11, 2009. Southern Trust Securities Holding Corp. ("STSHC" and the  "Corporation") (OTCBB: SOHL), a financial services company offering broker-dealer, investment  banking, investment advisory and wealth management services through its wholly owned subsidiary  Southern Trust Securities, Inc., announced today that it has restructured its investment in AR Growth  Finance Corp. ("ARGW).

Specifically, STSHC has exchanged its $2.5 million Preferred Stock investment in ARGW for a 22% common stock interest in Nexo Emprendimientos S.A. ('”Nexo"). Nexo is a fast growing consumer credit card company based in Sunchales, Argentina. ProBenefit S.A., a financial services holding corporation ("ProBenefit"), STSHC and ARGW will be the major shareholders of Nexo. As part of the terms of the restructuring ProBenefit has given STSHC a put option on the shares of Nexo it will own.

STSHC will be able to have ProBenefit pay back its $2.5 million investment in the stock of Nexo with interest of 8% starting over a two and a half year period beginning in September of 2012.  STSHC's CEO Robert Escobio commented, "By restructuring our ARGW Preferred Stock investment we have been able to directly invest in a fast growing company and still preserve our investment. Nexo is a well-run consumer credit card company that has many opportunities to grow quickly. We are very excited to be a direct shareholder in this exciting business."

About Southern Trust Securities Holding Corp. ("STSHC'')

STSHC is a financial services company offering securities brokerage, investment banking, asset management and private wealth management for a growing base of retail and institutional, corporate, and high-net-worth clients primarily in Latin America and Asia. STSHC services include access to international investment opportunities in U.S. and foreign capital markets, offshore entities for financial planning, and cross-border transactions, including private placements, bridge financing and reverse mergers into publicly-traded shell corporations. STSHC operates through its subsidiaries, Southern Trust Securities, Inc. ("STSI") and Southern Trust Securities Asset Management, Inc.  ("STSAM"), and affiliated Geneva-based International Private Wealth Management S.A. ("IPWM").  STSI is a member of the Securities Investors Protection Corporation ("SIPC"), National Futures Association ("NFA"), Financial Industry Regulatory Authority ("FINRA"), and the Municipal Securities Review Board ("MSRB"). STSI clears trades through, and maintains client accounts with, Pershing LLC, a wholly owned subsidiary of The Bank of New York Mellon Co.

Forward- Looking Statements

This press release may contain statements of a forward-looking nature relating to future events. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect the Corporation's current beliefs, and a number of important factors could cause actual results to differ materially from those expressed in this press release. Except as otherwise required by federal securities laws, the Corporation undertakes no obligation to update or revise these forward-looking statements to reflect new events or uncertainties.

Contact:

Southern Trust Securities Holding Corp.

Robert Escobio, Chief Executive Officer

305-446-4800

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